

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 12, 2016

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Re: NB Crossroads Private Markets Fund IV (TE) – Custody Client LLC, File No. 811-23169;
NB Crossroads Private Markets Fund IV (TE) – Client LLC, File No. 811-23170;
NB Crossroads Private Markets Fund IV (TI) – Client LLC, File No. 811-23171; and
NB Crossroads Private Markets Fund IV Holdings LLC, File No. 811-23176.

Dear Mr. Horowitz:

We have reviewed the Form N-2 registration statements for the NB Crossroads Private Markets Fund IV (TE) – Custody Client LLC, NB Crossroads Private Markets Fund IV (TE) – Client LLC, NB Crossroads Private Markets Fund IV (TI) – Client LLC (collectively, the "Feeder Funds") filed on July 13, 2016, with the Securities and Exchange Commission (the "SEC"). The registration statements concern the offering of limited liability company interests in the Feeder Funds. We have also reviewed the NB Crossroads Private Markets Fund IV Holdings LLC (the "Master Fund") registration statement filed with the SEC on July 22, 2016 on Form N-2. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in each registration statement.

The Feeder Funds

1. Under the heading *Increased Regulatory Scrutiny and Reporting*, the disclosure states that:

> Accelerating the timing of capital calls from investors and the holding of cash or other assets as reserves would not be expected to have an impact on the total return to investors, however, it could result in a decline *in expected performance as measured by an internal rate of return* [emphasis added].

Please clarify what is meant by the phrase "expected performance." In *Appendix B*, in the last paragraph on page B-3, it states that "IRR is a measurement of the average annual return earned on an investment since the investment's inception." Please explain why the events described in the disclosure here would not have an impact on total return, but would impact IRR.

2. In *Appendix B*, in the first paragraph on page B-3, the disclosure states that "[p]erformance for the NB Related Fund Accounts represent a time-weighted rate of return based on the beginning and ending market values of each quarter during the relevant period *and are adjusted for cash flows* [emphasis added]." Please explain to us how and why the returns are "adjusted for cash flows" and why doing so is not misleading. *See*, Nicholas-Applegate SEC No-Action Letter (pub. avail. Aug. 6, 1996).

3. Also on page B-3, please delete the presentation of three year returns in the Total Return table (the table should show returns for one, five and ten years only). Please also delete the reference to the three year returns in the first paragraph on this page. In addition, please disclose that the table presents returns net of all fees, including sales loads.

4. The table on page B-4 showing *Annualized Net IRR* presents the NB Related Fund Accounts internal rates of return in comparison with the S&P 500 and the MSCI World Index. Please include these indices as a comparison in the table representing total return. If inclusion of the indices in the total return table is not appropriate, please explain to us why not.

5. On page B-5, in regard to the chart *Net Multiple v. Cambridge Fund of Funds Index (as of 12/31/15)*, please:

   a. Explain what the Cambridge Fund of Funds Index is and why it is an appropriate comparison for the funds presented in the table;

   b. Indicate clearly that the funds represented in the table are components of the NB Related Fund Accounts; and

   c. Indicate clearly which bars represent the performance of the funds and which represent the Index (please also explain to us why in certain years, such as 2008, the chart shows the Index performing at different rates).

   d. Additionally, the paragraph preceding the table discloses that the Net Multiple of each fund "represents the amount returned to an investor as a multiple of their cost basis." Does the Net Multiple represent the amount returned to an investor at the end of the full cycle of the fund (*e.g.*, the US State Pension Fund shows a 2.39 multiple after only three years)? If not, please explain to us what time period is represented in the table and how this may be compared with the Index.

6. On page B-6, in the paragraph *Indices,* the disclosure states that "[i]n comparing the Indices to NB Related Fund Accounts, capital contributions and distributions with respect to the NB Related Fund Accounts are treated as purchases and redemptions from the Indices, which are priced based upon the market value of the Indices on the corresponding dates." Please explain to us what this means and clarify the disclosure.

The Master Fund

7. On page 3, in *Investment Objective*, please disclose that defined terms here have the meanings applied to them as described in the Feeder Fund registration statement that is incorporated by reference.

8. On page 4, in Item 10.1, *Capital Stock*, please define the reference to "NB CMP Fund IV SM LP."

9. On pages 10-11, in Item 25, *Financial Statements and Exhibits*, there is no indication that the Operating Agreement has been filed, or will be filed, as an exhibit. Please confirm that it will be included as an exhibit to a subsequent filing.

10. On page 11, Item 28, *Persons Controlled by or Under Common Control*, discloses that "[a]fter completion of the private offering of Interests, the [Master Fund] expects that no person will be directly or indirectly under common control with the with the [Master Fund], except that the [Master Fund] may be deemed to be controlled by the Investment Adviser or the Sub-Adviser." Please explain to us why the Master Fund will not be under common control with the Feeder Funds.

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Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel